PROVIDENT ENERGY TRUST CONFIRMS RRSP STATUS NEWS RELEASE NUMBER 16-03 July 11, 2003

Provident Energy Trust (TSX - PVE.UN: AMEX - PVX) (“Provident”) wishes to respond to the article in the July 11th Financial Post which raises concerns with respect to Provident’s status as a qualified investment for Registered Retirement Savings Plans ("RRSPs").

As indicated in its July 9, 2003 Press Release, Provident’s continues to qualify as a mutual fund trust under current Canadian income tax legislation even though more than 50% of its units may be held by persons who are not residents of Canada. In this regard, Provident has been advised by its tax counsel that reliance may be placed upon a specific exception to the foreign ownership limitations by virtue of Provident’s present and historic asset composition. Given its continued qualification as a mutual fund trust, the units of Provident remain as qualified investments for RRSPs and certain other Canadian tax exempt plans.

Provident Energy Trust is a Calgary based, open-ended oil and gas trust that acquires, develops, produces and markets crude oil, natural gas and natural gas liquids and provides monthly cash distributions to its unitholders.

For further information, please contact:

THOMAS W. BUCHANAN, Chief Executive Officer	RANDALL J. FINDLAY, President	MARK N. WALKER, Vice President, Finance & Chief Financial Officer

Corporate Head Office: 700, 112 – 4th Avenue S.W. Calgary, Alberta Canada T2P 0H3	Phone: (403) 296-2233 Toll Free: 1-800-587-6299 Fax: (403) 261-6696	www.providentenergy.com info@providentenergy.com